September 24, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Series Fund, Inc.
(File Nos. 33-41694; 811-06352)

Dear Ms. Miller:

This letter responds to comments provided to Jay Stamper on or about September 12, 2013, for Post-Effective Amendment No. 174 to the Registration Statement of ING Series Fund, Inc. (“Registrant”) filed on or about July 30, 2013 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

1.                        Comment:                                 The Staff requested that the Registrant amend the table entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:                                  The Registrant appreciates the Staff’s comment, but the Registrant believes that, due to the fact that a contingent deferred sales charge (“CDSC”) for Class A shares is levied in limited circumstances, the current presentation accompanied with a footnote with respect to a potential CDSC most accurately captures a shareholder’s potential Class A sales charge while still being prominent for the shareholder.

2.                        Comment:                                 The Staff requests that the “Administrative Services Fees” line item within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response:                                  The Registrant appreciates the Staff’s comment but believes the current format of the “Annual Operating Expenses Table” is a clearer presentation of the fees paid by the Fund.

3.                        Comment:                                The Staff requested for the section entitled “Portfolio Turnover” that the sub-heading “% of average value of portfolio” be removed as it is not permitted by Form N-1A as part of the heading and because this information is also provided in the last sentence of the section.

Response:                                   The Registrant has made the revision as requested.

4.                    Comment:                               The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A for Funds when reference is made to investment in Other Investment Companies in a Fund’s Principal Investment Strategies and Principal Risks.

Response:                                   Although each Fund may not currently be investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to a Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

5.                        Comment:                                 With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrant explain that if the Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.)

Response:                                    The Registrant confirms that none of the Funds use derivatives to meet the 80% test under Rule 35d-1.

Summary Prospectus — ING Capital Allocation Fund

6.                        Comment:                                 The staff requests that the “Management Fees” shown in the Fund’s “Annual Fund Operating Expenses” table should reflect the highest contractual fee payable by the Fund (0.80%), rather than the 0.08% fee shown.

Response:                                   The Fund’s bifurcated advisory fee structure provides for two management fees: one for assets held in direct investments and another for assets held in underlying funds. Currently, and during the most recent fiscal year, the Fund has invested close to 100% of its assets in underlying funds. Accordingly, the registrant believes the current fee table presentation is appropriate.

7.                        Comment:                                 The staff requests confirmation that the Fund “looks through” to the underlying funds for purposes of determining concentration.

Response:                                   The Registrant so confirms.

8.                        Comment:                                 The staff notes that the Fund compares its performance to four different indices in the “Average Annual Total Returns” table and requests that the registrant add disclosure pursuant to Instruction 2(b) of Item 4 of Form N-1A. This instruction states “If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table.”

Response:                                   The Registrant appreciates the Staff’s comment, but, pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A, the Registrant believes no further information on the additional indices is necessary.

Composites of Similarly Managed Accounts and Funds

9.                        Comment:                                The Staff requested an explanation of why the Registrant believes it is appropriate to rely upon the Bramwell no-action letter as a basis for the incorporation of composite performance in the prospectus.

Response:                                  We note that the general instructions to Form N-1A contemplate that a fund may include any information, even non-required information such as composite performance, “provided that such information is not incomplete, inaccurate, or misleading” and does not, “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

A long line of no-action letters suggests that composite performance may meet those standards.  Such no-action letters do not turn on whether the entity advising the composite accounts is the same entity exerting nominal oversight over a sub-advised fund.  Rather, such no-action letters focus on the manner in which composite performance is compiled to ensure that the comparison is not misleading.  Indeed, in Bramwell Growth Fund,(1) the Staff permitted inclusion of past performance from an advisory entity that was completely distinct from the new fund’s advisor.  In Bramwell, the key fact was that personnel responsible for a new fund “played a significant part” in achieving the prior performance.  Using the same analysis for this Fund, inclusion of a composite of Sub-Adviser performance is appropriate because the entities actually responsible for day-to-day management of both the composites and the Funds are the same.

(1)  Bramwell Growth Fund (pub. avail. Aug. 7, 1996).

Statement of Additional Information — General Comments

10.                 Comment:                                 The staff requests that the registrant revise the definition of “diversification” provided under the section entitled “History of the Company” so that it is consistent with the definition provided under “Supplemental Description of Fund Investments and Risks.”

Response:                                   The registrant has removed the section entitled “1940 Act Classification” under “History of the Company.”

Corporate Asset-Backed securities

11.                 Comment:                                The Staff commented that the sentence that states corporate asset-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:                                  The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to corporate asset-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of corporate asset-backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the policy to not treat corporate asset-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Privately issued mortgage-backed securities

12.                 Comment:                                The Staff requested an explanation of how the Registrant is interpreting the last sentence of the first paragraph of the disclosure which states that “A fund will limit its investments in privately issued mortgage-backed securities to “mortgage related securities” within the meaning of the Secondary Mortgage Market Enhancement Act of 1984, as amended.”

Response:                                  The Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”) added a definition of “mortgage related securities” to the Securities Exchange Act of 1934 (“1934 Act”) in Section 3(a)(41). As part of this definition, a “mortgage related security” was required to be rated by at least one nationally recognized statistical rating organization in one of the two highest rating categories.

Subsequently, Section 3(a)(41) was amended by striking “is rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization” and inserting “meets standards of credit-worthiness as established by the Commission” as part of Title IX of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pub. L. No. 111-203 (July 21, 2010). This change was made in order to remove all references to nationally recognized statistical rating organizations from all laws and regulations. On July 17, 2012, the Commission released guidance that stated that until new standards of creditworthiness were established by final rules, the Commission would provide a transitional interpretation that was applicable beginning on July 20, 2012. See SEC Release No. 34-67448. According to this interpretation, the term “standards of creditworthiness as established by the Commission” should be interpreted to mean a security that is rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

Consistent with this guidance, the Registrant interprets “mortgage related securities” to include those securities that we deem to meet the applicable standard of credit-worthiness as established by the Commission and as interpreted in Release No. 34-67448.

Statement of Additional Information — ING Core Equity Research Advisory Fee

13.                 Comment:                                The staff requests clarification as to why the management fee that appears in the section of the SAI entitled “Advisory Fees” differs from that shown in the “Management Fees” section of the prospectus.

Response:                                  The registrant believes that the current disclosure meets the requirements of Form N-1A. Specifically, Item 10 requires the prospectus to disclose “the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets.” The Fund’s aggregate fee paid was 0.68% of the fund’s average net assets. Item 19 requires that the Statement of Additional Information disclose “the method of calculating the advisory fee payable by the fund.” This is the Fund’s contractual advisory fee. As this Fund uses management fee breakpoints, the highest contractual fee breakpoint may be higher than the aggregate fee paid to the adviser for the most recent fiscal year.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Funds

Phillip H. Newman, Esq.
Goodwin Procter LLP

ATTACHMENT A